FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

February 16, 2004

  Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X                            Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

EXHIBIT INDEX

Exhibit No. 1   Holding(s) in Company dated 30 January 2004
Exhibit No. 2   Holding(s) in Company dated 30 January 2004
Exhibit No. 3   Holding(s) in Company dated 30 January 2004
Exhibit No. 4   Holding(s) in Company dated 30 January 2004
Exhibit No. 5   Holding(s) in Company dated 03 February 2004
Exhibit No. 6   Holding(s) in Company dated 03 February 2004
Exhibit No. 7   Holding(s) in Company dated 05 February 2004
Exhibit No. 8   Holding(s) in Company dated 05 February 2004
Exhibit No. 9   Holding(s) in Company dated 06 February 2004
Exhibit No. 10 Holding(s) in Company dated 10 February 2004
Exhibit No. 11 Holding(s) in Company dated 11 February 2004
Exhibit No. 12 Holding(s) in Company dated 13 February 2004
Exhibit No. 13 Holding(s) in Company dated 13 February 2004

Exhibit No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

22 January 2004

11)	Date company informed

27 January 2004

12)	Total holding following this notification

49,803,286

13)	Total percentage holding of issued class following this notification

7.062%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 30 January 2004

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Wellington Management Company LLP

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

27 January 2004

12)	Total holding following this notification

26,174,150

13)	Total percentage holding of issued class following this notification

3.711%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 30 January 2004

Exhibit No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Lehman Brothers International (Europe)

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

28 January 2004

11)	Date company informed

30 January 2004

12)	Total holding following this notification

35,726,877

13)	Total percentage holding of issued class following this notification

5.066%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 30 January 2004

Exhibit No. 4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Lehman Brothers International (Europe)

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

25 January 2004

11)	Date company informed

27 January 2004

12)	Total holding following this notification

32,662,105

13)	Total percentage holding of issued class following this notification

4.63%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 30 January 2004

Exhibit No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Deutsche Bank AG London

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG London

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

2 February 2004

12)	Total holding following this notification

58,709,389

13)	Total percentage holding of issued class following this notification

8.32%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 3 February 2004

Exhibit No. 6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Wellington Management Company, LLP and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company, LLP and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

2 February 2004

12)	Total holding following this notification

19,075,050

13)	Total percentage holding of issued class following this notification

2.71%

14)	Any additional information

The interest of Wellington Management Company, LLP and its direct and indirect subsidiaries in the share capital of Amersham plc has fallen below 3% and accordingly they no longer have a notifiable interest under ss198-202 of the Companies Act 1985

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 3 February 2004

Exhibit No. 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Morgan Stanley Securities Limited

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

4 February 2004

12)	Total holding following this notification

Not advised

13)	Total percentage holding of issued class following this notification

Not advised

14)	Any additional information

The interest of Morgan Stanley Securities Limited in the share capital of Amersham plc has fallen below 3% and accordingly they no longer have a notifiable interest under ss198-202 of the Companies Act 1985

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 5 February 2004

Exhibit No. 8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Legal & General Investment Management Limited

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Investment Management Limited

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

2 February 2004

11)	Date company informed

4 February 2004

12)	Total holding following this notification

21,561,744

13)	Total percentage holding of issued class following this notification

3.057%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 5 February 2004

Exhibit No. 9

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

4 February 2004

11)	Date company informed

6 February 2004

12)	Total holding following this notification

56,076,959

13)	Total percentage holding of issued class following this notification

7.951%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 6 February 2004

Exhibit No. 10

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Deutsche Bank AG London

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG London

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

10 February 2004

12)	Total holding following this notification

64,102,882

13)	Total percentage holding of issued class following this notification

9.088%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 10 February 2004

Exhibit No. 11

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

6 February 2004

11)	Date company informed

11 February 2004

12)	Total holding following this notification

57,221,568

13)	Total percentage holding of issued class following this notification

8.113%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 11 February 2004

Exhibit No. 12

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

11 February 2004

11)	Date company informed

13 February 2004

12)	Total holding following this notification

43,151,544

13)	Total percentage holding of issued class following this notification

6.118%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 13 February 2004

Exhibit No. 13

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

UBS Investment Bank

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS Investment Bank

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

5 February 2004

11)	Date company informed

13 February 2004

12)	Total holding following this notification

57,065,906 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

8.091%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 13 February 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AMERSHAM PLC
                                                                                                                                                                                    (Registrant)                                                                                                                                                                                        By: /s/ Susan M. Henderson

                                                                 Name: Susan M. Henderson
                                                                          Title: Deputy Company Secretary

Date:   February 16, 2004